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August 3, 2020

Courtney Lindsay

Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Checkmate Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed July 17, 2020
File No. 333-239932
CIK No. 0001651431

Ladies and Gentlemen:

This letter is submitted on behalf of Checkmate Pharmaceuticals, Inc. (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) as set forth in the Staff’s letter, dated July 24, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing the Amendment No. 1 to the Registration Statement (the “Amendment”) together with this letter.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amendment.

Form S-1 filed July 17, 2020

Unaudited Interim Condensed Financial Statements

Condensed Balance Sheets, page F-25

1.	Please revise the pro forma total for current assets and total assets from $79,604 to $89,604.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on page F-25 of the Amendment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8816.

Sincerely,

/s/ Benjamin K. Marsh
Benjamin K. Marsh, Esq.

Enclosures

cc:        Barry Labinger, Checkmate Pharmaceuticals, Inc.

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